SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  2  )*

Interactive Intelligence, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

45839M 10 3

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages(s))

CUSIP No. 45839M 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Donald E. Brown, M.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Inapplicable

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,435,491 shares (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 8,435,491 shares (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,435,491 shares (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 54.0%

12.	Type of Reporting Person (See Instructions) IN

(1) Includes presently exercisable stock options to purchase 92,500 shares

Item 1.
	(a)	Name of Issuer Interactive Intelligence, Inc.
	(b)	Address of Issuer's Principal Executive Offices 8909 Purdue Road, Suite 300 Indianapolis, Indiana 46268

Item 2.
	(a)	Name of Person Filing Donald E. Brown, M.D.
	(b)	Address of Principal Business Office or, if none, Residence 8909 Purdue Road, Suite 300 Indianapolis, Indiana 46268
	(c)	Citizenship United States of America.
	(d)	Title of Class of Securities Common Stock, $.01 par value.
	(e)	CUSIP Number 45839M 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Inapplicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The following information is provided as of December 31, 2002.
	(a)	Amount beneficially owned: 8,435,491 shares (1)
	(b)	Percent of class: 54.0%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 8,435,491 (1)
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 8,435,491 (1)
		(iv)	Shared power to dispose or to direct the disposition of 0

(1) Includes presently exercisable stock options to purchase 92,500 shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

Inapplicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Inapplicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Inapplicable.

Item 8.	Identification and Classification of Members of the Group
Inapplicable.

Item 9.	Notice of Dissolution of Group
Inapplicable.

Item 10.	Certification
Inapplicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2003
Date
/s/ Donald E. Brown
Signature
Donald E. Brown, M.D.
Name/Title